Page 1 of 11 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  9)*

                                MANOR CARE, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   564054104
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 26, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No.  564054104                        Page 2 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               880,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             10,123,066
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                880,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       10,123,066
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,003,066
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 564054104                         Page 3 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH              8,806,900
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                        8,806,900
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,806,900
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.564054104                        Page 4 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              880,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,316,166
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               880,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       1,316,166
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,196,166
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 564054104                        Page 5 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             8,081,900
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       8,081,900
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,081,900
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.564054104                        Page 6 of 11 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES             1,033,620
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             10,123,066
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH              1,033,620
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       10,123,066
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,156,686
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 7 of 11 Pages

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Manor Care, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               10750 Columbia Pike
               Silver Spring, MD 20901

          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background

          (a)  Name:
               Baron Capital Group, Inc. ('BCG')
               BAMCO, Inc. ('BAMCO')
               Baron Capital Management, Inc. ('BCM')
               Baron Asset Fund ('BAF')
               Ronald Baron

          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153

          (c)  Present Principal Business or Employment:
               No material change.

          (d)  Record of Convictions:
               No material change.

          (e)  Record of Civil Proceedings:
               No material change.

          (f)  Citizenship:
               No material change.

Item 3.    Source and Amount of Funds or Other Consideration
           BAMCO directed the purchase of 8,806,900 shares of the issuer for its investment advisory clients for an aggregate purchase price of $237,641,855. Of those shares, 8,081,900 were purchased for the account of BAF, for a total purchase price of $219,612,408. BCM directed the purchase of 1,316,666 shares of the issuer for its investment advisory clients for an aggregate purchase price of $30,920,985 and 880,000 shares for two investment partnerships for an aggregate purchase price of $20,965,529. All of the shares were paid for by cash assets in the respective clients' accounts and by margin borrowings for the account of one BCM client pursuant to standard margin agreements with Spear, Leeds & Kellogg.

  Item 4.  Purpose of Transaction
           No material change.

                                               Page 8 of 11 Pages

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               BCG:            11,003,066        17.3%*
               BAMCO:           8,806,900        13.8%*
               BCM:             2,196,166         3.4%*
               BAF:             8,081,900        12.7%
               Ronald Baron:   11,156,686        17.5%*
                *Disclaims beneficial ownership of these shares

           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                     BCG*:              880,000
                     BAMCO*:                  0
                     BCM*:              880,000
                     BAF:                     0
                     Ronald Baron*:   1,033,620
               (ii)  shared power to vote or direct the vote:
                     BCG*:           10,123,066
                     BAMCO*:          8,806,900
                     BCM*:            1,316,166
                     BAF:             8,081,900
                     Ronald Baron*:  10,123,066
              (iii)  sole power to dispose or to direct the disposition:
                     BCG*:              880,000
                     BAMCO*:                  0
                     BCM*:              880,000
                     BAF:                     0
                     Ronald Baron*:   1,033,620
               (iv)  shared power to dispose or direct the disposition:
                     BCG*:           10,123,066
                     BAMCO*:          8,806,900
                     BCM*:            1,316,166
                     BAF:             8,081,900
                     Ronald Baron*:  10,123,066

               *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to the BAF shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investment partnerships for which BCM and Ronald Baron serve as general partners.

           (c) A schedule of transactions effected in the past sixty days is attached hereto.

                                              Page 9 of 11 Pages


           (d) Ownership of More than Five Percent on Behalf of Another Person:

               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Persons' knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. The advisory agreements for the Baron Funds have been approved by their Board of Trustees. The agreements of the Baron Funds are filed as exhibit 99 to Form N1-A for Baron Asset Fund and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form.

Item 7.   Material to be Filed as Exhibits

          Exhibit 99 - 60 days of trading.

 Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:     January 6, 1998

                                Baron Capital Group, Inc., BAMCO, Inc.,
                                Baron Capital Management, Inc.
                                and Baron Asset Fund
                                By:


                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, President

                                Ronald Baron, Individually
                                By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron